Exhibit 99.1

China Finance Online Reports 2012 Fourth Quarter and Fiscal Year Unaudited Financial Results

Beijing, China, April 11, 2013 – China Finance Online Co. Limited ("China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a technology-driven, user-focused market leader in China providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

2012 Fourth Quarter Financial Summary

  Net revenues were $5.2 million compared with $10.8 million for the fourth quarter of 2011 due to the Company’s strategic transition amid a challenging business environment;
  Gross profit was $3.4 million compared with $8.7 million for the fourth quarter of 2011;
  Net loss attributable to China Finance Online was $4.9 million.
Fiscal Year Ended December 31, 2012 Financial Summary

  Net revenues were $29.6 million compared with $53.0 million for the fiscal year of 2011;
  Gross profit was $21.5 million compared with $44.2 million for the fiscal year of 2011;
  Net loss attributable to China Finance Online was $11.9 million.
2012 Fourth Quarter Results

Net revenues for the fourth quarter of 2012 were $5.2 million compared with $10.8 million for the fourth quarter of 2011. The main sources of the Company’s net revenues were subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and revenues from iSTAR Finance, which contributed 53%, 14%, 22% and 11% to total revenues respectively, compared with 65%, 7%, 19%, and 8%, respectively, for the comparable period in 2011. Revenues from subscription fees paid by individual customers decreased 61.0% year-over-year to $2.7 million. The decrease is largely due to the Company’s previously disclosed strategic business transition and the continuously weak Chinese stock market. Institutional subscription revenues decreased 4.0% year-over-year to $0.7 million. Revenues from advertising were $1.1 million compared with $2.1 million in the fourth quarter of 2011. Revenues from iSTAR Finance were $0.6 million compared with $0.9 million one year ago.

For the fourth quarter of 2012, gross profit was $3.4 million compared with $8.7 million for the fourth quarter in 2011. Gross margin for the fourth quarter of 2012 was 65.5% compared with 80.8% for the fourth quarter of 2011. The year-over-year decrease in gross margin was mainly due to lower revenues.

General and administrative (“G&A”) expenses for the fourth quarter of 2012 were $3.1 million, or 59.8% of net revenues, compared with $2.7 million, or 25.5% of net revenues for the comparable period in 2011. The increase in G&A expenses in absolute value and as a percentage of quarterly revenues was mainly due to increase in professional fees and office rent.

Sales and marketing expenses for the fourth quarter of 2012 were $3.2 million, or 61.6% of net revenues compared with $4.5 million, or 41.4% in the fourth quarter of 2011. The decrease in sales and marketing expenses in absolute value was due to lower marketing expenses and sales commissions.

Product development expenses for the fourth quarter of 2012 were $2.2 million, or 42.7% of net revenues, compared with $3.4 million, or 31.7% of net revenues for the same quarter in 2011.

Total operating expenses for the fourth quarter of 2012 were $8.5 million, down from $25.8 million which included loss from impairment of intangible assets and goodwill in the fourth quarter of 2011.

Net loss attributable to China Finance Online for the fourth quarter of 2012 was $4.9 million, compared with a net loss of $15.4 million in the fourth quarter of 2011. Both basic and diluted weighted average number of ordinary shares in the fourth quarter of 2012 was 109 million. Each ADS represents five ordinary shares of the Company.

As of December 31, 2012, total cash, cash equivalents and restricted cash were $69.8 million and short-term investments were $2.6 million. Accounts receivable in non-margin related business were $5.0 million while iSTAR Finance (formerly named Daily Growth) had margin-related accounts receivables of $15.1 million. iSTAR Finance continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital.

China Finance Online Co. Limited’s total shareholders' equity was $80.0 million as of December 31, 2012.

The combined current and non-current deferred revenues at the end of the fourth quarter of 2012, which represented prepaid subscription fees made from individual customers that have not been rendered as of December 31, 2012, were $10.7 million.

Fiscal Year Ended December 31, 2012 Results

Total net revenues for the fiscal year ended December 31, 2012 were $29.6 million, compared with $53.0 million in fiscal 2011. Gross profit for fiscal year 2012 was $21.5 million, compared with $44.2 million in fiscal 2011. Gross margin was 72.7% for the fiscal year ended December 31, 2012. Net loss attributable to China Finance Online during fiscal year 2012 decreased to $11.9 million compared with a net loss of $19.3 million in fiscal 2011.

Recent Development

By February 2013, the Company formally rebranded Daily Growth as iSTAR Finance to serve as our platform for developing financial services outside mainland China. iSTAR Finance has obtained Hong Kong SFC (Securities and Futures Commission) licenses to engage in securities trading, futures trading and securities advising services. In addition to the Hong Kong market, iSTAR Finance will also focus on securities and futures contract trading on overseas securities and futures exchanges so as to provide global trading and investment solutions to our clients.

In March, 2013, in order to enhance our return on cash, the Company’s Board of Directors approved and authorized the Company’s participation in a real estate project in Langfang City of Hebei Province. The project is strategically located near the new Capital International Airport, serving the Beijing metropolitan area. Pursuant to the investment agreement entered into in connection with the real estate project, the Company will own 49% of the equity interest of Langfang Shengshi Real Estate Development Co., Ltd. with a consideration of RMB135 million at closing. The Company does not intend to engage in real estate investment as part of our business operation.

On January 31, 2013, Mr. Kiang Dalaroy resigned as the Chief Strategy Officer of the Company for personal reasons. The Company is grateful for his efforts and wishes him well in his future endeavors.

“Amid a sluggish domestic stock market, we continue to proceed with our strategic transition, diversify our product offerings, invest in core internet capabilities and streamline operations to position ourselves for the next stage of growth. We have rebranded our oversea financial platform to unify brand identity and strengthen the recognition of our flagship portal site - www.stockstar.com. We continue to proactively pursue diversified business development and resource consolidation. On the internet platform front, we began real-time trading broadcast on jrj.com and stockstar.com to allow investors to interact directly with professional investment advisors in real time. We also continue to organize and host key industry events to build relationships with institutional partners and enhance our brand loyalty among end users. Operationally, we remain confident in the long-term prospect of our business and anticipate our financial position to improve further in 2013,” commented Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online.

Conference Call Information

The Company will host a conference call and a simultaneous webcast, on April 11, 2013 at 8:00 p.m. Eastern Time/April 12, 2013 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore 8008-523-396, or China 800-876-5011, and the pass code for all regions is 691112.

A replay of the conference call will be available shortly after the conclusion of the event through 11:00 p.m. Eastern Time on April 18, 2013 (or 11:00 a.m. Beijing Time on April 19, 2012). The dial-in details for the replay: U.S. +1-866-572-7808, Hong Kong +852-3012-8000, Singapore 800-101-2157, China 800-876-5013. Access code: 691112.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/4n8cp5o6

About China Finance Online

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services. Through its flagship portal sites, www.jrj.com and www.stockstar.com, the Company offers basic software and information services to individual investors which integrate financial and listed-company data, information and analytics from multiple sources. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing securities investment advisory and over time wealth management services. Through its subsidiary, Genius, the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Through its subsidiary, iSTAR Finance, the Company provides securities and futures brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

• our product upgrade and strategic transformation initiative;
• our plans to streamline our corporate structure;
• our investment in the real estate project in Langfang City of Hebei Province;
• our prospect on stabilization in cash attrition and improvement of our financial position;
• our ability to timely file annual report on Form 20-F for the year ending December 31, 2012; and
• the market prospect of the business of securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

• the changing customer needs, regulatory environment and market condition that we are subject to;
• the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;
• the impact of a poor performing Chinese stock market, Hong Kong stock market and global financial market on our future performance;
• the unpredictability of our strategic transformation and upgrade;
• the degree to which our strategic collaborations with partners will yield successful outcome;
• the prospect for China’s high-net-worth and middle-class households;
• the competition we are facing in the new business of securities investment advisory and wealth management;
• the unpredictability of our investment in the real estate project in Langfang City of Hebei Province;;
• wavering investor confidence that could impact our business; and
• possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Julie Zhu
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com

Shiwei Yin
Grayling
646-284-9474
shiwei.yin@grayling.com

Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Dec. 31, 2012	Dec. 31, 2011
Assets
Current assets:
Cash and cash equivalents	40,906	64,641
Restricted cash	28,874	29,861
Trust bank balances held on behalf of customers	8,812	18,664
Accounts receivable, net - others	4,971	1,468
Accounts receivable, net - Margin clients	15,054	12,889
Loan receivable	1,206	9,566
Short-term investments	2,640	10,701
Prepaid expenses and other current assets	2,780	3,577
Advances to employees	1,056	-
Deferred tax assets, current	392	634
Total current assets	106,691	152,001
Cost method investment	802	-
Property and equipment, net	4,914	6,530
Acquired intangible assets, net	4,676	-
Rental deposits	752	738
Goodwill	3,049	-
Deferred tax assets, non-current	201	484
Other deposits	287	224
Total assets	121,372	159,977

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue,current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,793 and $7,037 as of December 31,2012 and December 31,2011, respectively)	7,551	17,287
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,731 and $3,127 as of December 31,2012 and December 31, 2011, respectively)	5,391	6,458
Short-term loan(including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31,2012 and December 31, 2011, respectively)	13,546	19,171
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31,2012 and December 31, 2011, respectively)	8,812	18,664
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $141 and $115 as of December 31, 2012 and December 31, 2011, respectively)	805	144
Deferred tax liability, current(including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $140 and $3 as of December 31, 2012 and December 31, 2011, respectively)	140	45
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $8 and $25 as of December 31,2012 and December 31,2011, respectively)	88	135
Total current liabilities	36,333	61,904
Deferred tax liability, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,169 and nil as of December 31, 2012 and December 31, 2011, respectively)	1,169	-
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,062 and $3,033 as of December 31,2012 and December 31,2011, respectively)	3,155	7,237
Total liabilities	40,657	69,141
Noncontrolling interests	751	(105)
Total China Finance Online Co. Limited Shareholders' equity	79,964	90,941
Total liabilities and equity	121,372	159,977

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended			Year ended Dec. 31
	Dec. 31, 2012	Dec. 31, 2011	Sep. 30, 2012	2012	2011
Net revenues	5,162	10,760	7,228	29,599	53,008
Cost of revenues	(1,779)	(2,067)	(1,771)	(8,090)	(8,771)
Gross profit	3,383	8,693	5,457	21,509	44,237
Operating expenses
General and administrative(includes share-based compensation expenses of $196, $216, $198, $765 and $1,326, respectively)	(3,086)	(2,747)	(2,933)	(11,387)	(11,228)
Sales and marketing (includes share-based compensation expenses of $6, $11, $6,$26 and $114, respectively)	(3,179)	(4,453)	(3,063)	(13,072)	(21,338)
Product development (includes share-based compensation expenses of $3, $26, $3, $12 and $99, respectively)	(2,202)	(3,416)	(2,633)	(10,736)	(13,314)
Loss from impairment of intangible assets	-	(3,437)	-	-	(4,078)
Loss from impairment of goodwill	-	(11,796)	-	-	(13,463)

Total operating expenses	(8,467)	(25,849)	(8,629)	(35,195)	(63,421)
Government subsidies	2	14	54	75	265
Loss from operations	(5,082)	(17,142)	(3,118)	(13,611)	(18,919)
Interest income	516	740	687	3,176	2,745
Interest expense	(87)	(58)	(100)	(517)	(247)
Investment gain, net	25	178	47	434	1,032
Other (loss), net	(651)	(76)	(41)	(634)	(7)
Exchange gain (loss), net	248	246	(69)	73	1,350
Loss from impairment of cost method investment	-	-	-	-	(1,480)

Loss before income tax benefits (expenses)	(5,031)	(16,112)	(2,594)	(11,079)	(15,526)
Income tax benefits (expenses)	77	708	(629)	(884)	(3,938)

Net (loss)	(4,954)	(15,404)	(3,223)	(11,963)	(19,464)
Less: Net income (loss) attributable to the noncontrolling interest	(88)	2	(65)	(104)	(137)
Net (loss) attributable to China Finance Online Co. Limited	(4,866)	(15,406)	(3,158)	(11,859)	(19,327)

Net (loss)	(4,954)	(15,404)	(3,223)	(11,963)	(19,464)
Changes in foreign currency translation adjustment	534	408	(263)	131	2,928
Net unrealized gain (loss) on available-for-sale securities, net of tax effects of nil, ($6), nil, $6 and ($6), respectively	-	(32)	-	32	(32)
Other comprehensive income (loss), net of tax	534	376	(263)	163	2,896
Comprehensive (loss)	(4,420)	(15,028)	(3,486)	(11,800)	(16,568)
Less: comprehensive income (loss) attributable to noncontrolling interest	(88)	2	(65)	(104)	(137)
Comprehensive (loss) attributable to China Finance Online Co. Limited	(4,332)	(15,030)	(3,421)	(11,696)	(16,431)

Net (loss)per share attributable to China Finance Online Co. Limited
Basic	(0.04)	(0.14)	(0.03)	(0.11)	(0.18)
Diluted	(0.04)	(0.14)	(0.03)	(0.11)	(0.18)
Loss per ADS
Basic	(0.22)	(0.71)	(0.14)	(0.54)	(0.89)
Diluted	(0.22)	(0.71)	(0.14)	(0.54)	(0.89)
Weighted average ordinary shares
Basic	108,986,666	108,976,122	108,982,101	108,983,249	108,961,642
Diluted	108,986,666	108,976,122	108,982,101	108,983,249	108,961,642
Weighted average ADSs
Basic	21,797,333	21,795,224	21,796,420	21,796,650	21,792,328
Diluted	21,797,333	21,795,224	21,796,420	21,796,650	21,792,328